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                                                               EXHIBIT (a)(1)(N)

                                              February 12, 2002



Dear Fellow Shareholder:

Preserver Group, Inc. is offering to purchase all of its Shares of Common Stock from its shareholders at a cash price of $7.75 per share and has extended the Offer to February 28, 2001 to address comments received by the Company from the Securities and Exchange Commission. The SEC's comments are addressed in the enclosed Supplement to the Offer to Purchase. If you want to tender your shares, the instructions for tendering shares are explained in detail in the original Letter of Transmittal enclosing the Offer to Purchase previously furnished to you. I encourage you to read these materials carefully before making any decision with respect to the Offer.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

Any questions you have about the offer should be directed to Morrow & Co., Inc., the Information Agent, at (800) 607-0088.

Respectfully submitted,

Preserver Group, Inc.



By: /s/  Stephen A. Gilbert

Stephen A. Gilbert

President